EXHIBIT 1
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Immediate Release                                                11 January 2008




                              WPP GROUP PLC ("WPP")




WPP will be announcing its Preliminary Statement for the year ended 31 December 2007 on Friday, February 29th 2008.


For Information, please contact :
Feona McEwan,  WPP                                                44-207408 2204


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